Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 2, 2026

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
- AB Concentrated International Growth Portfolio
Post-Effective Amendment No. 305
File Nos. 002-29901 and 811-01716

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on November 10, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB Concentrated International Growth Portfolio (the “Fund”), a series of AB Cap Fund, Inc. (“Registrant”). You provided the Staff’s comments to Chandler H. Marshall and me by telephone on December 11, 2025.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

General

Comment 1:	Please remember to update the Fund’s series identifier on EDGAR to reflect its name change.

Response:	Registrant confirms that the Fund’s series identifier will be updated on EDGAR to reflect the new name of the Fund.

Comment 2:	The Staff notes that where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	Registrant acknowledges that it has received and addressed this comment as applicable in the registration statement.

Prospectus

Comment 3:	Please ensure that the contractual waivers disclosed in footnote (c) to the fee table are extended through 2027.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 4:	In the “Principal Strategies” section, it states: “The Fund may invest in emerging markets companies, and at times emerging market companies may make up a significant portion of the Fund.” Please disclose how the Fund defines “emerging markets.”

Response:	Registrant believes that emerging markets is a commonly understood reference and as such, there is no reason for a precise definition of emerging markets. Registrant respectfully declines to modify the Prospectus in response to this comment.

Comment 5:	The Staff notes that “Sector Risk” and “Focused Portfolio Risk” are included in the “Principal Risks” section. If these risks are principal risks, please add corresponding language to the “Principal Strategies” section.

Response:	The Fund utilizes a bottom-up investment approach and does not intend to focus its investments in any specific sector or in any specific number of companies. The Fund maintains flexibility to invest in various sectors and companies and should the application of its investment approach lead to investments in a specific sector, the Fund expects to modify “Sector Risk” to reflect the sector or sectors in which the Fund has focused its investments. Should the application of its investment approach lead to a change in the number of companies in which the Fund invests, the Fund expects to modify “Focused Portfolio Risk.” Registrant respectfully declines to modify the Prospectus in response to this comment.

Comment 6:	The Staff notes that the information provided in “Bar Chart and Performance Information” for the Fund should be as of the most recently completed calendar year. Please update the performance information to include 2025 calendar year end data.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 7:	Under “Bar Chart and Performance Information,” please confirm that the “best quarter” and “worst quarter” remain accurate after incorporating 2025 calendar year end data.

Response:	Registrant confirms that the Prospectus will include accurate “best quarter” and “worst quarter” data.

Comment 8:

With respect to “Additional Information About the Fund’s Strategies, Risks and Investments,” please confirm that “Investments in Exchange-Traded Funds and Other Investment Companies,” “Investments in Initial Public Offering (“IPO”) Securities,” “Investments in Certain Types of Privately Placed Securities,” “Real Estate Investment Trusts,” and “Zero-Coupon and Payment-in-Kind Bonds” are principal strategies and principal risks of the Fund.

If these are principal risks or relate to the principal risks of the Fund, please incorporate corresponding disclosure in the “Principal Strategies” section. If these are not principal risks, please move these disclosures elsewhere, such as “Additional Risks and Other Considerations.”

Response:	The Fund’s principal strategies and risks are defined in the Fund Summary. Registrant notes that the “Additional Information About the Fund’s Strategies, Risks and Investments” indicates that “principal and non-principal strategies and risks” are included in the disclosure. Registrant believes the current disclosures, which are helpful to potential investors in the Fund, are permitted by General Instruction C.3(b) to Form N-1A, which provides that a fund “may include (except in the Summary Section) information in the prospectus that is not otherwise required,” and applicable Staff guidance, including IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure. Registrant respectfully declines to modify the Prospectus in response to this comment.

Comment 9:

In “Other Payments for Distribution Services and Educational Support,” it states: “For 2025, additional payments by the Adviser and ABI and their affiliates to these firms for distribution services and educational support related to the AB Funds are expected to be approximately 0.04% of the average monthly assets of the AB Funds, or approximately $26 million. In 2024, the Adviser and ABI and their affiliates paid approximately 0.04% of the average monthly assets of the AB Funds or approximately $25 million for distribution services and educational support related to the AB Funds.”

Please update the data provided to reflect expected amounts for 2026 and data from 2025.

Response:	Registrant has revised the Prospectus in response to this comment.

SAI

Comment 10:	Please update any information as of September 30, 2025 in “Management of the Funds – Adviser” to a more recent date.

Response:	Registrant has revised the SAI in response to this comment.

Comment 11:	In “Management of the Funds – Advisory Agreements and Expenses,” please revise the termination date of the contractual waiver for the Fund to extend through 2027.

Response:	Registrant has revised the SAI in response to this comment.

Comment 12:	Item 17(b)(4) of Form N-1A requires information on the dollar range of equity securities beneficially owned by a director to be provided as of the end of the most recently completed calendar year. Please update the information provided, given the anticipated date of filing. Please update any additional information that must be provided as of the most recently completed calendar year.

Response:	Registrant has revised the SAI in response to this comment.

Comment 13:	In “Management of the Funds – Officer Information,” it states: “As of October 1, 2025, the Directors and officers of each of the Funds, as a group owned less than 1% of the shares of each Fund.” Please provide more recent information. Please update any other information as of October 1, 2025 to a more recent date.

Response:	Registrant has revised the SAI in response to this comment.

Comment 14:	Please provide all information included in “General Information – Principal and Controlling Holders” as of a more recent date.

Response:	Registrant has revised the SAI in response to this comment.

General

Comment 15:	Please file your responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

Response:	Registrant confirms that it will file responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Linda Y. Kim
Linda Y. Kim

cc:	Richard A. Leahy, Esq.
Paul M. Miller, Esq.
Chandler H. Marshall, Esq.